                       [on I-Link Incorporated letterhead]

                                January 29, 2002




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Kathleen H. Krebs, Special Counsel

Re: I-Link Incorporated - Request for Withdrawal of Registration Statement; Registration Statement on Form S-1 and as amended on Form S-3,
         File No. 333-62833
         -----------------------------------------------------------------------

Dear Ms. Krebs:

         The undersigned I-Link Incorporated, a Delaware corporation (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1, subsequently amended on Form S-3 (File No. 333-62833) (together with amendments, the "Registration Statement"). Our request is for the withdrawal of the initial filing of the Registration Statement and all Pre-Effective Amendments thereto. Our request is made pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended ("Rule 477"). As required by Rule 477, we make the following statements and representations:

         No securities were sold in connection with the offering contemplated by the Registration Statement.

         The Registration Statement has not been declared effective by the Securities and Exchange Commission ("Commission").

         The intent of the Registration Statement was to register shares of the Company's common stock ("Common Stock" or "Dividend Shares") to be issued in payment of dividends due to holders of the Company's Class C Preferred Stock ("Class C Stock"). It is important to note that registration of the Dividend Shares was and is not required under any Federal or state securities statute. The registration was being pursued solely because, according to the provisions of the Class C Stock, any shares issued in lieu of cash dividends were to be registered under the Securities Act. On September 6, 2001 however, all shares of Class C Stock, by their own terms, automatically converted into shares of Common Stock. At the same time, the provisions requiring registration of the Dividend Shares were deemed to have expired. Thus there is no longer any corporate or public interest need for the Company to seek effectiveness of the Registration Statement.

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Securities and Exchange Commission
Attention:  Kathleen H. Krebs
January 29, 2002
Page 2

         Please note that John W. Edwards, the individual named as agent for service on the cover of the most recently filed Pre-Effective Amendment to the Registration Statement, is no longer associated with the Company. While it is our view that there should be no concern on the part of the Commission in granting our request, in the event that it is not granted, your communication should be addressed to:

         Jeff Hollingworth
         General Counsel
         I-Link Incorporated
         13751 S. Wadsworth Park Drive, Suite 200
         Draper, UT  84020
         Facsimile:  (801) 576-5083

with a copy to:

         Ralph V. De Martino, Esquire
         De Martino Finkelstein Rosen & Virga
         1818 N Street, N.W., Suite 400
         Washington, DC  20036
         Facsimile:  (202) 659-1290

         Thank you for your attention to this matter. If you have any questions, please contact me at (801) 238-0861.

                                               Sincerely,

                                               I-LINK INCORPORATED


                                               By: /s  Jeff Hollingworth
                                                   -----------------------------
                                                   Jeff Hollingworth,
                                                   Secretary and General Counsel

cc:      Helen Seltzer
         Gary J. Wasserson
         James Giauque
         Ralph V. De Martino, Esquire